1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

July 20, 2021

Filed Via EDGAR with Copy By Email

Division of Corporate Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	preREO LLC (the “Company”)
Offering Statement on Form1-A
Filed June 17, 2021
File No. 024-11555

Dear Sir/Madam:

This is in response to your letter of July 14, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Also enclosed are clean and blacklined versions of the Offering Statement, the Investment Agreement, and the Authorizing Resolution reflecting the changes we have made in response to your comments.

This letter, the Offering Statement, and the related documents have also been filed through EDGAR.

Your Comment #1 – Offering Statement on Form 1-A

General

We note your disclosure on page 37 that you have two classes of shares: common shares and investor shares. We also note that your limited liability company agreement authorizes common shares and that American Homeowner Preservation 2015A+ LLC owns 100% of common shares. Please describe the major differences between investor shares and common shares, such as voting rights, transfer rights, dividend rights, terms of conversion, liability to further calls or to assessment, or any other important rights. Please also include a description of what happens in the event of liquidation or dissolution.

Our Response:

The disclosures have been revised.

Your Comment #2 –Offering Statement on Form 1-A

General

We note that your Investment Agreement contains a fee shifting provision in Section 17.2. Please disclose the following about the scope of the provision:

•	The types of actions subject to fee-shifting, including whether the registrant intends to apply the provision to claims under the federal securities laws;
•	The level of recovery required by the plaintiff to avoid payment; and
•	Who is subject to the provision (e.g. former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Our Response:

We have removed the fee-shifting provision from the Investment Agreement.

Your Comment #3 – Offering Statement on Form 1-A

General

We note your description of the jury waiver provision on page 10 and that the provision does not apply to federal securities laws. Please revise your investment agreement to clarify that the jury waiver provision does not apply to federal securities laws or provide reasonable assurance that you will make future investors aware of the provision’s limited applicability.

Our Response:

We have revised the Investment Agreement.

Your Comment #4 – Cover Page

We note your disclosure here that you “might change the price of the Series A Preferred Stock in the future” and on page 25 that you “will offer the Series A Preferred Stock at $10.00 per share” and “might change the price in the future based on [your] evaluation of market conditions.” At-the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

Our Response:

We have revised the disclosure.

Respectfully, Rule 251(d)(3) does not prohibit changing the price of the security during the term of the offering. Here, the offering price is fixed at $10.00 per share. But if conditions change – for example, the value of the issuer’s assets increases or decreases – the issuer may change the fixed price.

Your Comment #5 – Risks of Investing, page 3

Please refer to the description of the “drag-along” rights on page 39 and add risk factor disclosure addressing the risks to investors if they receive the same amount of compensation for their shares that they would have received had the transaction been structured as a sale of assets.

Our Response:

This provision entails no risk to investors. Assume that if all the Company’s assets were sold for their fair market value and the net proceeds distributed pursuant to the Authorizing Resolution, Investor X would receive $1,050. The drag-along provision simply says that the Manager may effect the transaction as a sale of stock rather than assets, as long as Investor X receives the identical $1,050.

Your Comment #6 – Forum Selection Provision, page 10

We note your disclosure that you First Amended and Restated Limited Liability Company Agreement and Investment Agreement contain an exclusive forum provision; however, it does not appear that your Investment Agreement contains such a provision. Please advise. We also note that Section 12.3 of the First Amended and Restated Limited Liability Company Agreement does not specify whether the exclusive forum provision applies to the Securities Act or Exchange Act claims. Please disclose here whether this provision applies to actions arising under the Securities Act or the Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Our Response:

We have added the exclusive forum provision to the Investment Agreement.

Section 12.3.2 of the LLC Agreement states: “The exclusive forum selection provisions in section 12.3.1 shall not apply to the extent prohibited by the Securities Act of 1933 or the Securities Exchange Act of 1934.”

Your Comment #7 – Limitation on Rights in Investment Agreement, page 10

We note that Section 11 of your Investment Agreement contains an arbitration provision. Please include the following disclosure:

•	the applicability of the provision to federal securities laws;
•	the risks of the provision or other impacts on shareholders;
•	any uncertainty about enforceability;
•	the impact on claim arising under other laws; and
•	whether or not the provision applies to purchasers in secondary transactions.

Our Response:

We have removed the arbitration provision.

Your Comment #8 – Securities Being Offered

Distributions, page 25

We note your disclosure here that you intend to pay investors a 7% annual return on all their invested capital. You also state on page 26 that your board “must try to return all of the money invested by each Investor no later than the fifth (5th) anniversary following the investment.” Please revise to clarify the following disclosure: (1) clarify how paying a 7% return annually would result in a “return of capital” in 5 years, and (2) clarify what you mean by this disclosure because it appears that you may be planning to repurchase the securities from investors. In addition, to the extent the shares will be cancelled once the initial investment and the 7% interest have been repaid, please revise your disclosure accordingly. Please also explain your statement on page 26 that “if the company is profitable, as we expect it to be, it is very likely that investors will receive a return of their investment sooner than five years.” Please also balance this disclosure by clarifying, if true, that you may be unable to pay any distributions, resulting in a complete loss of the investment, and the maximum return an investor can achieve is 7%.

Our Response:

The distribution “waterfall” is described in both “Summary of Our Business and the Offering – Summary of the Offering” and “Securities Being Offered – Distributions.” In both sections, we explain that the first distributions go to Investors to pay the 7% return; the next distributions go to Investors to return their capital; and any further distributions go to the holders of the Common Shares. As you note, we also state that the Company intends to return all capital within five years.

To answer your question literally, paying a 7% return alone would never result in a return of capital. Capital is returned only after Investors receive their 7%. To take one simple example, suppose Investors had contributed $10M and at the end of the first year the Company distributed $2.1M. Investors would receive $700,000 as a 7% return and $1.4M as a return of capital. As of the first date of the second year Investors would have $8.6M of capital remaining.

The existing disclosure makes very clear that the Company might not be able to make distributions. Nevertheless, we have added additional disclosures and risk factors.

Your Comment #9 – Mandatory Withdrawals, page 27

Please provide us with the legal basis for your statements that you may require an investor to sell all or a portion of all Series A Preferred stock back to the company in the event that (1) you believe the investor made a material misrepresentation to the company of (2) if legal or regulatory proceedings are commenced or threatened against the company or any of its members arising from or relating to the investor’s interest in the company. Please also clarify what you mean by the statement that the purchase price will be equal to the investor’s capital account.

Our Response:

Section 8.6 allows the Board to cause the Company to purchase Investor Shares under certain circumstances.

Under section 3.1 of the LLC Agreement, the limited liability company interests of the Company are designated by “Shares,” some as “Common Shares” and others as “Investor Shares.” Section 3.2 gives the Board the authority to divide the Investor Shares into one or more classes via an “Authorizing Resolution.” In the Authorizing Resolution included in the Offering Statement, the Board created as class of Investor Shares called “Series A Preferred Stock.” Hence, the shares of Series A Preferred Stock are Investor Shares and therefore covered by section 8.6 (as well as any other provision of the LLC Agreement applicable to Investor Shares).

Investors will acquire Series A Preferred Stock in the offering by signing the Investment Agreement. Under section 10 of the Investment Agreement, each Investor will execute the LLC Agreement. Hence, all Investors will be bound by section 8.6.

Under Article Eight of the LLC Agreement, any transferee of Series A Preferred Stock will execute an instrument agreeing to be bound by the LLC Agreement. In addition, under section 12.7 of the LLC Agreement, the LLC Agreement is binding on “the heirs, legal representatives, successors and assigns of each party.”

The disclosure has been revised concerning the purchase price.

Your Comment #10 – Limited Rights of Liquidity, page 28

Please refer to the penultimate paragraph on page 29 and provide an example of a numeric calculation giving investors a clear understanding of how the repurchase price of the preferred stock would be calculated in the event investors exercise the limited right of liquidity described here. For example, you can provide numeric calculations for an exercise of the limited right of liquidity in years one, two and three following the date the investors acquired the shares they seek to liquidate.

Our Response:

Numeric examples have been added.

*****

Thank you for you continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae

Enclosure

cc:       Mr. Jorge Newbery